Exhibit 1.02

Conflict Minerals Report of OPKO Health, Inc. in accordance with Rule 13p-1 under the Securities Exchange Act of 1934

Summary

This is the Conflict Minerals Report of OPKO Health, Inc. (“OPKO”) for calendar year 2013, in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended. Numerous terms in this Report are defined in Rule 13p-1 and Form SD. Please see these sources and the 1934 Act Release No. 34-67716 (August 22, 2012) for the definitions.1

OPKO fully supports the goals and objectives of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”), which aims to prevent the use of certain “conflict minerals” that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (“DRC”) or adjoining countries (including Angola, Burundi, The Central African Republic, The Republic of Congo, Uganda, Rwanda, South Sudan, Tanzania, and Zambia) (the “Covered Countries”). Conflict minerals include: columbite-tantalite (“tantalum”), cassiterite (“tin”), wolframite (“tungsten”), and gold.

In accordance with Rule 13p-1, OPKO carried out due diligence reasonably designed to (i) identify whether there are any conflict minerals necessary to the functionality or production of products manufactured by OPKO or contracted by OPKO to be manufactured, and if so, (ii) determine whether any of the minerals originated in the DRC or an adjoining country, or are from recycled or scrap sources. OPKO designed its due diligence based on guidance established by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) for responsible sourcing of minerals (“EICC-GeSI Guidance”), and on the Organization for Economic Co-operation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-affected and High-risk Areas (“OECD Guidance”).

As a result of OPKO’s due diligence efforts for the year covered by this Report, OPKO determined, to its knowledge, that its Sangia Test Cassettes and Claros 1 Analyzer products (as described below) contain potential conflict minerals. The Sangia Test Cassettes are generally used to perform Point-of-Care medical diagnostic tests on finger-stick whole blood. The Claros 1 Analyzer is a small desktop instrument used to operate and analyze the Sangia Test Cassettes. OPKO has concluded in good faith that, with respect to the

1 Final rule: Conflict Minerals, Release No. 34-67716 (August 22, 2012), available at http://www.sec.gov/rules/final/2012/34-67716.pdf.

Sangia Test Cassettes and the Claros 1 Analyzer, the potential conflict minerals that these final products contain are “DRC Conflict Undeterminable.” While OPKO takes its conflict mineral compliance very seriously, OPKO, as a purchaser of finished components, is many layers removed from the mining of any potential conflict minerals that may be contained in its final products. Furthermore, OPKO does not buy raw ore or unrefined conflict minerals, or make purchases from the Covered Countries. Thus, OPKO cannot determine the origin of any potential conflict minerals that may be in its final products with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral-containing derivatives. The smelters and refiners in OPKO’s supply chain — who OPKO typically does not know due to being so far removed from them in the supply chain — are in the best position to know the origin of the ores.

Section (1) Due Diligence

OPKO has taken the following measures to exercise due diligence on the source and chain of custody of the potential conflict minerals in its products. With respect to the period covered, the design of the due diligence measures described herein for tin, tungsten, tantalum, and gold was based on EICC-GeSI Guidance and OECD Guidance, and involved the following:

1.	OPKO has established a management system for conflict minerals.

a.	OPKO has adopted and implemented a conflict minerals compliance policy and procedure that is consistent with that of EICC-GeSI Guidance and OECD Guidance, for its supply chain.

b.	OPKO has structured internal management to support supply chain due diligence.

2.	OPKO has established a Conflict Minerals Task Force (the “Task Force”) which meets periodically to review OPKO’s products and production processes and identify any necessary potential conflict minerals related to them. The Task Force includes the Chief Operating Officer, the Chief Technical Officer, the Director of Engineering, and the Director of Manufacturing of OPKO Diagnostics, LLC. The Task Force may include or consult with other relevant OPKO personnel as necessary.

a.	The Task Force develops a list of components related to OPKO’s products or production processes which the Task Force believes may contain a potential conflict mineral. The Task Force reviews and updates the list in a series of subsequent meetings.

b.	Supplier information for each of the components is attached to the list.

c.	OPKO contacts each of the suppliers to determine whether the specific component contains a potential conflict mineral. If it is determined that the component contains a potential conflict material, or if the supplier is unable to say if the component contains a conflict mineral, then OPKO sends the supplier a follow-up letter (OPKO Supplier Conflict Minerals Letter) describing conflict minerals and OPKO’s commitment to conflict minerals compliance.

d.	The OPKO Supplier Conflict Minerals Letter also requests that the supplier determine whether any potential conflict minerals are included in its component, and if so, whether any such minerals originate in a Covered Country.

e.	OPKO follows up with each supplier it sends this follow-up letter to, to ensure a response.

3.	OPKO has adopted a conflicts mineral provision for its agreements with suppliers which will be incorporated into new supply contracts and inserted into existing contracts as they are renewed.

4.	OPKO has designed and implemented a strategy to respond to identified risks. OPKO’s strategy includes the following:

a.	OPKO works with suppliers to identify and use alternate suppliers for any component deemed to include conflict minerals from a Covered Country.

b.	The Task Force communicates findings of supply chain risk assessment to the Chief Operating Officer of OPKO Diagnostics, LLC.

c.	OPKO has mechanisms in place whereby OPKO employees can report violations of policies. OPKO trains relevant employees on its conflict minerals policies.

5.	OPKO complies with Step 4 of the OECD Guidance through encouraging its direct suppliers to purchase from EICC’s Conflict Free Smelter (CFS) Compliant Smelters.

6.	OPKO complies with Step 5 of the OECD Guidance through making its conflict minerals reports (“CMR”) available on its website.

The due diligence outlined above has mitigated the risk that components necessary to the functions or production of OPKO’s products are made from conflict minerals. OPKO intends to take the following steps to improve its due diligence: (a) continue to communicate and work with its direct suppliers to ensure, to the best of OPKO’s ability, a conflict mineral-free supply chain and (b) expand the number of supplier contracts containing a conflicts mineral clause.

Section (2) Product Description

Based on OPKO’s due diligence, OPKO determined for the period covered by this Report that the OPKO products listed below have production processes which utilize potential conflict minerals, and that the final products are “DRC Conflict Undeterminable.”

1.	Sangia Test Cassettes: Sangia Test Cassettes are manufactured by OPKO in Woborn, MA. The items are credit card-sized microfluidic test cassettes used to perform Point-of-Care medical diagnostic tests on finger-stick whole blood. Examples of tests include immunoassays for PSA, Testosterone, and Vitamin D. Each cassette includes all the reagents necessary for an immunoassay. Test cassettes are sold in individually sealed aluminum pouches packaged together in a box of twenty pouches.

2.	Claros 1 Analyzer: The Claros 1 Analyzer is a small desktop instrument used to operate and analyze the Sangia Test Cassettes. Each analyzer contains four circuit boards and a number of electronic and electro-mechanical components (touchscreen, solenoid, pump) which could contain potential conflict minerals. Claros 1 Analyzers are manufactured for OPKO by a contract manufacturer.

The Sangia Test Cassettes contain trace amounts of gold, which is an active ingredient in the product. The Claros 1 Analyzer incorporates semiconductors and circuit components which may contain tantalum, tin, tungsten, or gold. Because OPKO, as a purchaser of finished components, and its direct suppliers are several layers removed from the mining of any potential conflict minerals that may be contained in the Sangia Test Cassettes and Claros 1 Analyzer, OPKO is unable to determine the origin of these minerals with any certainty.

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